One M&T Plaza, Buffalo, New York 14203
Ph: (716) 842-5464 Fax: (716) 842-5376
E-mail: byoshida@mtb.com
Brian R. Yoshida
Vice President and Associate General Counsel
September 20, 2007
VIA EDGAR AND FACSIMILE (202) 772-9208
Christian N. Windsor
Special Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	M&T Bank Corp. Definitive 14A Filed March 5, 2007 File No. 01-9861

Dear Mr. Windsor:
Pursuant to our telephone call of last week, this letter confirms that M&T Bank Corporation requests an extension of time to respond to the Staff’s comment letter dated August 21, 2007 until October 26, 2007.
If you have any questions, please contact the undersigned at (716) 842-5464 or Mark W. Yonkman at (716) 842-5169.
Sincerely,
/s/ Brian R. Yoshida
Brian R. Yoshida
Associate General Counsel
cc: Mark W. Yonkman